MANAGEMENT REPORT

1.	MAIN EVENTS IN THE SIX MONTHS OF 2024

FIRST QUARTER OF 2024

See refer to our Q1 2024 press release

SECOND QUARTER OF 2024 AND RECENT BUSINESS UPDATE

“We were excited to unveil our ambition for the future of argenx – Vision 2030 – last week, outlining our plan to develop and deliver continued and sustainable innovation for patients,” said Tim Van Hauwermeiren, Chief Executive Officer, argenx. “We are already delivering on this promise with impressive commercial execution throughout the first half of the year, expanding our patient reach in MG, and launching in CIDP with our broad FDA label. Our development pipeline is stronger than ever, driven by our unique innovation engine. And we are well-positioned to capture the sizeable growth opportunity before us as we seek to reach earlier-line MG patients over the next 12-18 months with potential label expansions and a pre-filled syringe.”

Vision 2030

During its R&D Day on July 16, 2024, argenx unveiled its ‘Vision 2030’ as part of its long-term commitment to transform the treatment of autoimmune diseases by strengthening its leadership in neonatal Fc receptor (FcRn) biology, investing in its continuous pipeline of differentiated antibody candidates, and scaling in a disciplined way to ensure innovation remains core to the argenx mission. ‘Vision 2030’ includes the following goals:

●	50,000 patients globally on treatment with an argenx medicine
●	10 labeled indications across all approved assets, including VYVGART franchise and potentially empasiprubart and ARGX-119
●	Five new molecules in Phase 3 development indicating ongoing investment in internal discovery engine, the Immunology Innovation Program

Reaching 50,000 Patients Globally

VYVGART (efgartigimod alfa-fcab) is a first-in-class antibody fragment targeting FcRn and is now approved for both intravenous use and subcutaneous injection (SC) (efgartigimod alfa and hyaluronidase-qvfc) in three indications, including generalized myasthenia gravis (gMG) globally, primary immune thrombocytopenia (ITP) in Japan, and chronic inflammatory demyelinating polyneuropathy (CIDP) in the U.S.

●	Generated global net product sales (inclusive of both VYVGART and VYVGART SC) of $876 million in the first six months of 2024
●	National Medical Products Administration (NMPA) approved VYVGART SC for treatment of gMG in China through Zai Lab on July 16, 2024
●	Additional VYVGART regulatory decisions on approval expected for gMG in 2024, including in Switzerland, Australia, and Saudi Arabia
●	Launched VYVGART Hytrulo in CIDP in U.S. with first patients injected in July
●	Multiple VYVGART SC regulatory submissions under review or planned for CIDP, including:
o	Regulatory submissions completed in China, Japan, and Europe with decisions on approval expected in 2025
o	Regulatory submission filing in Canada by end of 2024
●	Announced plan to evaluate VYVGART in ocular MG with registrational study (ADAPT OCULUS) to start by end of year; OCULUS to support label-expansion strategy into broader MG populations along with ongoing ADAPT SERON study in seronegative MG
●	Regulatory submission filed and under regulatory review for VYVGART SC pre-filled syringe (PFS) for gMG and CIDP

Advancing Pipeline to Achieve 10 Labeled Indications by 2030

argenx continues to demonstrate breadth and depth within its immunology pipeline, advancing multiple pipeline-in-a-product candidates. argenx is solidifying its leadership in FcRn biology, with efgartigimod currently in development in 15 indications. argenx is also advancing its first-in-class C2 inhibitor, empasiprubart, which is being evaluated in multifocal motor neuropathy (MMN), delayed graft function (DGF), dermatomyositis (DM), and CIDP. In addition, argenx is evaluating ARGX-119, a muscle-specific kinase (MuSK) agonist in both congenital myasthenic syndrome (CMS) and amyotrophic lateral sclerosis (ALS).

●	Registrational studies ongoing of efgartigimod in thyroid eye disease (TED)
●	Advancing development of efgartigimod in primary Sjogren’s disease (SjD) with Phase 3 study to begin by end of 2024
●	Following alignment meeting with FDA, confirmatory study of VYVGART (IV) in primary ITP to start by end of 2024 to enable registration in U.S.
●	Topline data from seamless Phase 2/3 ALKIVIA study evaluating efgartigimod across three myositis subsets (immune-mediated necrotizing myopathy (IMNM), anti-synthetase syndrome (ASyS), and DM expected in fourth quarter of 2024
●	Update on BALLAD study development plan evaluating efgartigimod in bullous pemphigoid (BP) expected by end of 2024
●	Proof-of-concept studies ongoing with efgartigimod in membranous nephropathy (MN) and lupus nephritis (LN) with studies expected to initiate this year in antibody mediated rejection (AMR) and systemic sclerosis (SSc)
●	Phase 3 study of empasiprubart for MMN to initiate in fourth quarter of 2024
●	CIDP nominated as fourth empasiprubart indication, recognizing opportunity to bring multiple innovative treatments to patients
●	Phase 1b/2a studies of ARGX-119 to assess early signal detection in patients with CMS and ALS to start by end of 2024

Investing in Immunology Innovation Program to Support Five New Molecules in Phase 3 by 2030

argenx continues to invest in its Immunology Innovation Program (IIP) to drive long-term sustainable pipeline growth. Through the IIP, four new pipeline candidates have been nominated, including: ARGX-213, targeting FcRn and further solidifying argenx’s leadership in this new class of medicine; ARGX-121, a first-in-class molecule targeting IgA;  ARGX-109, targeting IL-6, which plays an important role in inflammation, and ARGX-220,  a first-in-class sweeping antibody for which the target has not yet been disclosed.

●	Phase 1 studies of ARGX-213 and ARGX-121 expected to start in second half of 2025
●	Investigational new drug (IND) applications for ARGX-220 and ARGX-109 on track to be filed by end of 2025

2.	FINANCIAL HIGHLIGHTS

Total operating income for the six months ended June 30, 2024, was $902 million compared to $511 million for the same period in 2023, and mainly consists of:

●	Product net sales of VYVGART and VYVGART SC for the six months ended June 30, 2024, were $876 million compared to $487 million for the same period in 2023.
●	Other operating income for the six months ended June 30, 2024, was $23 million compared to $21 million for the same period in 2023. The other operating income for the six months ended June 30, 2024 and 2023, primarily relates to research and development tax incentives.

Total operating expenses for the six months ended June 30, 2024 were $1,041 million compared to $717 million for the same period in 2023, and mainly consists of:

●	Cost of sales for the six months ended June 30, 2024, was $96 million compared to $42 million for the same period in 2023. The cost of sales was recognized with respect to the sale of VYVGART and VYVGART SC.

●	Research and development expenses for the six months ended June 30, 2024, were $450 million compared to $361 million for the same period in 2023. The research and development expenses mainly relate to external research and development expenses and personnel expenses incurred in the clinical development of efgartigimod in various indications and the expansion of other clinical and preclinical pipeline candidates.
●	Selling, general and administrative expenses for the six months ended June 30, 2024, were $492 million compared to $311 million for the same period in 2023. The selling, general and administrative expenses mainly relate to professional and marketing fees linked to the commercialization of VYVGART and VYVGART SC, and personnel expenses.

Financial income for the six months ended June 30, 2024, was $78 million compared to $37 million for the same period in 2023. The increase in financial income is mainly due to an increase in interest income coming from an increase of cash, cash equivalents and current financial assets as a result of the July 2023 financing round.

Exchange losses for the six months ended June 30, 2024, were $27 million compared to $9 million of exchange gains for the same period in 2023. Exchange gains/losses are mainly attributable to unrealized exchange rate gains or losses on the cash, cash equivalents and current financial assets denominated in Euro.

Income tax for the six months ended June 30, 2024, was $57 million of income tax benefit compared to $37 million of income tax benefit for the same period in 2023. Income tax benefit for the six months ended June 30, 2024, consists of $16 million of current income tax expense and $73 million of deferred tax benefit, compared to $23 million of current income tax expense and $59 million of deferred tax benefit for the comparable prior period.

Loss for the six months ended June 30, 2024 was $33 million compared to $123 million for the same period in 2023. On a per weighted average share basis, the basic loss per share was $0.55 and $2.21 for the six months ended June 30, 2024 and 2023, respectively.

Cash, cash equivalents and current financial assets totalled $3.1 billion as of June 30, 2024, compared to $3.2 billion as of December 31, 2023. The decrease in cash and cash equivalents and current financial assets result from net cash flows used in operating activities.

3.	RISK FACTORS

We refer to the description of risk factors in the 2023 annual report, pp. 97-143 as supplemented by the description of risk factors in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, pp. 1-39. In summary, the principal risks and uncertainties faced by us relate to: our financial position and need for additional capital, commercialization of our products and product candidates, including new indications, government regulations, development and clinical testing of our products and product candidates, dependence on third parties, business and industry, intellectual property, our organization and operations.

We also refer to the description of our financial risk management given in the 2023 annual report, pp. F40-F44, which remains valid.

4.	FORWARD-LOOKING STATEMENTS

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “advance,” “aim,” “anticipates,” “continue,” “expect,” “expand,” “plan,” or “seek”  and include statements argenx makes regarding its Vision 2030 plan to develop and deliver continued and sustainable innovation for patients; its long-term commitments; its Vision 2030 goals, including having 50,000 patients globally on treatment with an argenx medicine, 10 labeled indications across all approved assets, including VYVGART franchise and potentially empasiprubart and ARGX-119, and five new molecules in Phase 3 development indicating ongoing investment in the immunology innovation program; its growth opportunity; its plans to reach earlier-line MG patients over the next 12-18 months with potential label expansions and a pre-filled syringe; the advancement of, and anticipated clinical development, data readouts and regulatory milestones and plans, including the anticipated timing of four additional Phase 3 registrational studies across efgartigimod and empasiprubart, the expected timing of additional VYVGART regulatory decisions on approval for gMG, including in Switzerland, Australia, and Saudi Arabia, the expected timing of additional VYVGART SC regulatory submissions under review or planned for CIDP, including decisions on approval in China, Japan, and Europe and a regulatory submission filing in Canada, the anticipated timing of the initiation of a Phase 3 study for efgartigimod in primary Sjogren’s disease (SjD), the anticipated timing of a confirmatory study of VYVGART (IV) in primary ITP,  the anticipated timing of topline data from Phase 2/3 ALKIVIA study evaluating efgartigimod across three myositis subsets, the anticipated timing of an update on BALLAD study development plan evaluating efgartigimod in BP, the anticipated timing of proof-of-concept studies for efgartigimod in AMR and SSc, the anticipated timing of the initiation of a Phase 3 study of empasiprubart for MMN, the anticipated timing of the initiation of Phase 1b/2a studies of ARGX-119 to assess early signal detection in patients with CMS and ALS, the anticipated timing of the initiation of Phase 1 studies of ARGX-213 and ARGX-121; its investigational new drug applications for ARGX-2220 and ARGX-109 expected to be filed by the end of 2025; its 2024 research and development and selling, general and administrative expenses and operating expenses; its 2024 cash burn; and its goal of translating immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the results of argenx's clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements in products and product candidates; the acceptance of argenx's products and product candidates by patients as safe, effective and cost-effective; the impact of governmental laws and regulations on our business; disruptions caused on our reliance of third parties suppliers, service provides and manufacturing; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.

STATEMENT OF THE BOARD OF DIRECTORS

We hereby certify that, to the best of our knowledge, the unaudited condensed consolidated interim financial statements of argenx SE as of and for the six months ended June 30, 2024, prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the IASB and as adopted by the European Union, gives a true and fair view of the assets, liabilities, financial position and total comprehensive income of the Company and the undertakings included in the consolidation as a whole, and that the management report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

On behalf of the Board of Directors

Tim van Hauwermeiren, CEO

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

		As of
		June 30,	December 31,
(in thousands of $)	Note	2024	2023
ASSETS
Non‑current assets
Property, plant and equipment		$36,931	$22,675
Intangible assets		141,774	125,228
Deferred tax asset	14	174,626	97,211
Research and development incentive receivables		91,237	76,706
Investment in joint venture		6,599	9,912
Prepaid expenses		47,327	47,327
Other non-current assets	4	34,276	39,662
Total non‑current assets		532,770	418,721

Current assets
Inventories	5	$326,460	$310,550
Prepaid expenses		179,420	134,072
Trade and other receivables	6	652,875	496,687
Research and development incentive receivables		2,686	2,584
Financial assets		1,664,100	1,131,000
Cash and cash equivalents	7	1,438,247	2,048,844
Total current assets		4,263,788	4,123,737

TOTAL ASSETS		$4,796,558	$4,542,458

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

		As of
		June 30,	December 31,
(in thousands of $)	Note	2024	2023
EQUITY AND LIABILITIES
Equity	8
Equity attributable to owners of the parent
Share capital		$7,118	$7,058
Share premium		5,747,441	5,651,497
Translation differences		128,935	131,543
Accumulated losses		(2,437,375)	(2,404,844)
Other reserves		816,128	712,253
Total equity		$4,262,247	$4,097,507

Non-current liabilities
Provisions for employee benefits		1,581	1,449
Lease liabilities		28,107	15,354
Deferred tax liabilities	14	4,994	5,155
Total non-current liabilities		34,682	21,958

Current liabilities
Lease liabilities		5,853	4,646
Trade and other payables	10	479,829	414,013
Tax liabilities		13,947	4,334
Total current liabilities		499,629	422,993

Total liabilities		$534,311	$444,951

TOTAL EQUITY AND LIABILITIES		$4,796,558	$4,542,458

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

		Six Months Ended
		June 30,
(in thousands of $ except for shares and EPS)	Note	2024	2023
Product net sales	11	$875,918	$487,335
Collaboration revenue		2,718	2,355
Other operating income		23,305	21,225
Total operating income		901,941	510,915

Cost of sales		(95,561)	(42,359)
Research and development expenses	12	(450,255)	(361,364)
Selling, general and administrative expenses	13	(491,694)	(311,149)
Loss from investment in joint venture		(3,313)	(1,880)
Total operating expenses		(1,040,823)	(716,752)

Operating loss		$(138,882)	$(205,837)

Financial income		77,828	37,029
Financial expense		(1,084)	(395)
Exchange gains/(losses)		(27,215)	9,164

Loss for the period before taxes		$(89,353)	$(160,039)
Income tax benefit	14	$56,822	$36,800
Loss for the period		$(32,531)	$(123,239)
Loss for the period attributable to:
Owners of the parent		(32,531)	$(123,239)
Weighted average number of shares outstanding		59,400,217	55,690,873
Basic and diluted (loss) per share (in $)		(0.55)	(2.21)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Six Months Ended
		June 30,
(in thousands of $)	Note	2024	2023
Loss for the period		$(32,531)	$(123,239)

Items that may be reclassified subsequently to profit or loss, net of tax
Currency translation differences, arisen from translating foreign activities		(2,608)	762
Items that will not be reclassified to profit or loss, net of tax
Fair value gain/(loss) on investments in equity instruments designated as at FVTOCI	4	(5,682)	(1,688)

Other comprehensive loss, net of income tax		(8,290)	(926)

Total comprehensive loss attributable to:
Owners of the parent		$(40,821)	$(124,165)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

		Six Months Ended
		June 30,
(in thousands of $)	Note	2024	2023
Operating loss		$(138,882)	$(205,837)
Adjustments for non-cash items
Amortization of intangible assets		4,956	43
Depreciation of property, plant and equipment		3,667	2,661
Provisions for employee benefits		143	138
Expense recognized in respect of share-based payments	9	102,381	102,083
Fair value gains on financial assets at fair value through profit or loss		(445)	—
Loss from investment in joint venture		3,313	1,880
Other non-cash expenses		8	—
		$(24,859)	$(99,032)
Movements in current assets/liabilities
(Increase)/decrease in trade and other receivables	6	(97,612)	(68,057)
(Increase)/decrease in inventories	5	(16,072)	27,240
(Increase)/decrease in other current assets		(45,821)	(62,500)
Increase/(decrease) in trade and other payables	10	76,710	(616)
Movements in non-current assets/liabilities
(Increase)/decrease in other non‑current assets	4	(18,139)	(11,603)
(Increase)/decrease in non-current prepaid expense		—	(47,327)

Net cash flows used in operating activities, before interest and taxes		(125,793)	(261,894)

Interest paid		(157)	(78)
Income taxes received/(paid)		1,294	(23,465)

Net cash flows used in operating activities		$(124,656)	$(285,436)

Purchase of intangible assets		(21,500)	—
Purchase of property, plant and equipment		(811)	(479)
Purchase of current financial assets	7	(1,108,410)	(267,196)
Sale of current financial assets	7	568,410	780,331
Interest received		48,552	27,361
Investment in joint venture		—	(13,000)

Net cash flows from / (used in) investing activities		$(513,759)	$527,017

Principal elements of lease payments		(3,604)	(2,182)
Payment of employee withholding taxes relating to restricted stock unit awards		(1,792)	(604)
Proceeds from exercise of stock options	8	45,470	65,074

Net cash flows from financing activities		$40,074	$62,288

Increase/(decrease) in cash and cash equivalents		$(598,341)	$303,868

Cash and cash equivalents at the beginning of the period		$2,048,844	$800,740
Exchange gains/(losses) on cash and cash equivalents		$(12,256)	$5,960
Cash and cash equivalents at the end of the period		$1,438,247	$1,110,567

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the parent
					Share-based		Total
					payment and		equity
					income tax	Fair value movement on	attributable
					deduction on	investment in equity	to owners
	Share	Share	Accumulated	Translation	share-based	instruments designated	of the	Total
(in thousands of $)	capital	premium	losses	differences	payments	as at FVTOCI	parent	equity
Balance year ended December 31, 2022	$6,640	4,309,880	(2,109,791)	129,280	535,247	(57,557)	2,813,699	2,813,699

Loss for the year			(123,239)				(123,239)	(123,239)
Other comprehensive income / (loss)				762		(1,688)	(926)	(926)
Total comprehensive income / (loss) for the year	—	—	(123,239)	762	—	(1,688)	(124,165)	(124,165)
Income tax benefit from excess tax deductions related to share-based payments					1,396		1,396	1,396
Share-based payment					102,651		102,651	102,651
Exercise of stock options	58	65,016					65,074	65,074
Ordinary shares withheld for payment of employees’ withholding tax liability		(604)					(604)	(604)

Balance year ended June 30, 2023	$6,698	$4,374,291	$(2,233,029)	$130,042	$639,294	$(59,245)	$2,858,051	$2,858,051

Balance year ended December 31, 2023	$7,058	$5,651,497	$(2,404,844)	$131,543	$771,725	$(59,472)	$4,097,507	$4,097,507

Loss for the period			(32,531)				(32,531)	(32,531)
Other comprehensive income / (loss)				(2,608)		(5,682)	(8,290)	(8,290)
Total comprehensive income / (loss) for the period	—	—	(32,531)	(2,608)	—	(5,682)	(40,821)	(40,821)
Income tax benefit from excess tax deductions related to share-based payments					7,013		7,013	7,013
Share-based payment					102,544		102,544	102,544
Exercise of stock options	60	97,736					97,796	97,796
Ordinary shares withheld for payment of employees’ withholding tax liability		(1,792)					(1,792)	(1,792)

Balance year ended June 30, 2024	$7,118	$5,747,441	$(2,437,375)	$128,935	$881,282	$(65,154)	$4,262,247	$4,262,247

Please refer to note 8 for more information on the share capital.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. General information about the company

argenx SE (the Company) is a Dutch European public company with limited liability incorporated under the laws of the Netherlands. The Company (COC 24435214) has its official seat in Rotterdam, the Netherlands, and its registered office is at Laarderhoogteweg 25, 1101 EB Amsterdam, the Netherlands.

argenx SE is a publicly traded company with ordinary shares listed on Euronext Brussels under the symbol “ARGX” since July 2014 and with American Depositary Shares listed on Nasdaq under the symbol “ARGX” since May 2017.

2. Basis of preparation

The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2024 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the IASB and as adopted by the European Union. The unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2023.

All amounts herein are presented in thousands of $, unless otherwise indicated, rounded to the nearest $ ‘000.

The unaudited condensed consolidated financial statements have been approved for issue by the Company’s Board of Directors (the “Board”) on July 23, 2024.

3. Material accounting policy information

There were no significant changes in the material accounting policies, critical accounting judgements and key sources of estimation uncertainty applied by us in these unaudited condensed consolidated interim financial statements compared to those used in the annual consolidated financial statements as of December 31, 2023.

4. Other non-current assets

	At June 30,	At December 31,
(in thousands of $)	2024	2023
Non-current restricted cash	$2,269	$2,419
Non-current financial assets held at fair value through profit or loss	22,160	21,715
Non-current financial assets held at fair value through OCI	9,847	15,528
Total other non-current assets	$34,276	$39,662

Please also refer to note 15 for more information on the financial instruments.

5. Inventories

	At June 30,	At December 31,
(in thousands of $)	2024	2023
Raw materials and consumables	$250,891	$240,836
Inventories in process	37,158	47,074
Finished goods	38,411	22,640
Total inventories	$326,460	$310,550

The cost of inventories, which is recognized under “Cost of sales” on the unaudited condensed consolidated statements of profit or loss, amounted to $76 million for the six months ended June 30, 2024 (compared to $42 million for the six months ended June 30, 2023).

On June 30, 2024, pre-launch inventory awaiting facility approval amounted to $84 million.

6. Trade and other receivables

Trade and other receivables are composed of receivables which are detailed below:

	At June 30,	At December 31,
(in thousands of $)	2024	2023
Trade receivable	$515,960	$417,994
Interest receivable	33,295	13,126
Tax receivables	46,107	63,605
Other receivables	57,513	1,962
Total trade and other receivables	$652,875	$496,687

The carrying amounts of trade and other receivables approximate their respective fair values. On June 30, 2024 and December 31, 2023, the Company did not have any provision for expected credit losses.

On June 30, 2024, Other receivables include $52 million related to proceeds of exercise of stock options.

7. Cash and cash equivalents

	At June 30,	At December 31,
(in thousands of $)	2024	2023
Money market funds	$1,307,197	$1,678,100
Term accounts	100,000	350,000
Cash and bank balances	31,050	20,744
Total cash and cash equivalents	$1,438,247	$2,048,844

On June 30, 2024, Cash and cash equivalents amounted to $1,438 million, compared to $2,049 million on December 31, 2023 and comprise of cash and bank balances, term accounts with an original maturity not exceeding 3 months and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value.

Please also refer to note 15 for more information on the financial instruments.

8. Shareholders’ capital

On June 30, 2024, the Company’s share capital was represented by 59,796,273 shares. All shares were issued, fully paid and of the same class. The table below summarizes the share issuances as a result of the exercise of stock options and vesting of restricted stock units under the Company’s Employee Stock Option Plan, for the period ended June 30, 2024.

Number of shares outstanding on December 31, 2023	59,194,488
Exercise of stock options	555,392
Vesting of RSUs	46,393
Number of shares outstanding on June 30, 2024	59,796,273

9. Share based payments

The Company has an equity incentive plan for the employees, key consultants, board members, senior managers and key outside advisors (“key persons”) of the Company and its subsidiaries. In accordance with the term of the plan, as approved by shareholders, employees may be granted stock options and/or restricted stock units.

9.1 Stock options

The stock options are granted to key persons of the Company and its subsidiaries. The stock options may be granted to purchase ordinary shares at an exercise price. The stock options have been granted free of charge. Each employee’s stock option converts into one ordinary share of the Company upon exercise. The stock options carry neither rights to dividends nor voting rights. Stock options may be exercised at any time from the date of vesting to the date of their expiry.

The stock options granted vest, in principle, as follows:

●	1/3rd of the total stock options granted on the first anniversary of the granting of the stock options; and
●	1/36th of the total grant on the first day of each month following the first anniversary of the date of grant of the stock options.

Stock options granted to non-executive directors vest on the third anniversary of the date of grant.

Upon leave of the key persons, stock options must be exercised before the later of (i) 90 days after the last working day at argenx, or (ii) March 31 of the 4th year following the date of grant of those stock options, and in any case no later than the expiration date of the option.

Below is an overview of the parameters used in relation to the new grant during the six months ended June 30, 2024:

Stock options granted in	April 2024	June 2024 (1)
Number of options granted	42,243	660,166
Average Fair value of options (in $) (2)	$112.14 - 156.49	$158.50
Share price (in $) (2)	$365.56 - 396.30	$437.41
Exercise price (in $) (2)	$396.30	$445.76
Expected volatility	35.53 - 39.04%	35.17%
Average Expected option life (in years)	4.30 - 6.49	5.34
Risk‑free interest rate	2.66 - 3.02%	2.87%
Expected dividends	—%	—%

(1)	In June 2024, the Company granted a total of 660,166 stock options of which 188,606 stock options to Belgian taxed beneficiaries. Belgian taxed beneficiaries can choose between a contractual term of five or ten years. The expected option life ranges between 4.16 and 6.35 years. The fair value per option granted to Belgian taxed beneficiaries at grant date would range from $ 137.63 (for the stock options of Belgian taxed beneficiaries with a contractual term of five years) to $174.78 (for the stock options of Belgian taxed beneficiaries with a contractual term of ten years). This estimate will be reassessed once the acceptance period of 60 days has passed and the beneficiaries will have made a choice between a contractual term of five or ten years.
(2)	amounts have been converted to USD at the applicable rate prevailing at the grant date.

The total share-based payment expense related to stock options recognized in the unaudited condensed consolidated statement of profit or loss totaled $70 million for the six months ended June 30, 2024 compared to $72 million for the six months ended June 30, 2023.

9.2 Restricted Stock Units (RSUs)

The RSUs are granted to key persons of the Company and its subsidiaries. The RSUs have been granted free of charge. Each employee’s RSUs converts into one ordinary share of the Company upon vesting. The RSUs carry neither rights to dividends nor voting rights. RSUs once converted into ordinary shares, may be sold at any time from the date of vesting, have no expiry date and may be held by the participant without limitation. The fair value of RSUs is based on the closing sale price of our Company’s common stock on the day prior to the date of issuance. RSUs vest over a period of 4 years with 1/4th of the total grant vesting at each anniversary of the date of grant.

The total share-based payment expense related to RSUs recognized in the unaudited condensed consolidated interim statements of profit or loss totaled $33 million for the six months ended June 30, 2024 compared to $30 million for six months ended June 30, 2023.

10. Trade and other payables

	At June 30,	At December 31,
(in thousands of $)	2024	2023
Trade payables	$280,633	$245,557
Gross-to-net accruals	84,236	55,788
Short‑term employee benefits	106,708	95,104
Other	8,252	17,564
Total trade and other payables	$479,829	$414,013

The carrying amounts of trade and other payables approximate their respective fair values.

Trade payables correspond primarily to clinical and manufacturing activities and include accrued expenses related to these activities.

Short-term employee benefits include payables and accruals for compensation and bonuses to be paid to the employees of the Company.

The following table summerizes the movement in the Gross-to-net accruals for the period ended June 30, 2024:

(in thousands of $)	Rebates and chargebacks	Distribution fees, product returns and other	Total Gross-to-net accruals
Balance at December 31, 2022	$15,398	$4,079	$19,478
Estimate related to the sales made in the current year	123,542	26,427	149,969
Adjustment for prior year sales	(4,041)	(883)	(4,924)
(Credits or payments)	(85,237)	(23,497)	(108,734)
Balance at December 31, 2023	$49,662	$6,126	$55,788
Estimate related to the sales made in the current period	111,669	19,101	130,770
Adjustment for prior year sales	(5,391)	(40)	(5,431)
(Credits or payments)	(77,627)	(19,264)	(96,891)
Balance at June 30, 2024	$78,313	$5,923	$84,236

11. Segment reporting

The Company manages its activities and operates as one business unit which is reflected in its organizational structure and internal reporting. The Company’s information on different segments or geographical segments is not used by management in making operating decisions.

The following table summarizes the product net sales by region of sales:

	Six Months Ended
	June 30,
(in thousands of $)	2024	2023
North America	$755,536	$440,853
Japan	38,114	23,645
EMEA	66,072	22,836
China	16,196	—
Total product net sales	$875,918	$487,335

We sell our products through a limited number of distributors and wholesalers. Four U.S. customers represent approximately 88% of the product net sales in the U.S. during six months ended June 30, 2024 (compared to 88% for the same period in 2023).

12. Research and development expenses

	Six Months Ended
	June 30,
(in thousands of $)	2024	2023
Personnel expenses	$132,903	$99,482
External research and development expenses	286,038	233,868
Materials and consumables	2,309	2,044
Depreciation and amortization	2,769	3,498
IT expenses	16,493	13,441
Other expenses	9,743	9,031
Total Research and development expenses	$450,255	$361,364

13. Selling, general and administrative expenses

	Six Months Ended
	June 30,
(in thousands of $)	2024	2023
Personnel expenses	$194,026	$134,862
Marketing services	150,341	90,436
Professional fees	86,406	42,796
Supervisory board	4,267	3,978
Depreciation and amortization	1,424	1,083
IT expenses	11,647	5,496
Other expenses	43,583	32,499
Total Selling, general and administrative expenses	$491,694	$311,149

14. Income taxes

The Company recorded an income tax benefit of $57 million (compared to $37 million for the same period in 2023) in relation to a loss of the period before taxes of $89 million for the six months ended June 30, 2024 (compared to $160 million for the same period in 2023). The effective tax rate for the six months ended June 30, 2024 and June 30, 2023 was primarily impacted by the following items: (i) the mix of income generated among the jurisdictions in which the Company operates, (ii) certain deferred tax assets not recognized mainly due to the history of losses, and (iii) a $64 million deferred tax benefit due to intra-group inventory transfers (compared to $44 million for the same period in 2023).

15. Financial instruments and financial risk management

The Company carried the following assets at fair value on June 30, 2024 and December 31, 2023, respectively:

	At June 30, 2024
(in thousands of $)	Level 1	Level 2	Level 3
Non-current financial assets	$10,293	$—	$21,715
Cash and cash equivalents	1,307,197	—	—
Assets carried at fair value	$1,317,490	$—	$21,715

	At December 31, 2023
(in thousands of $)	Level 1	Level 2	Level 3
Non-current financial assets	$15,528	$—	$21,715
Cash and cash equivalents	1,678,100	—	—
Assets carried at fair value	$1,693,628	$—	$21,715

Non-current financial assets – Level 3

The Company has a profit share in AgomAb Therapeutics NV. Since AgomAb Therapeutics NV is a private company, the valuation of the profit is based on level 3 assumptions.

In October 2023, AgomAb Therapeutics NV secured $100 million as a result of a Series C financing round. The Company’s profit share diluted as the number of shares held by the company stayed stable where the post-money valuation of AgomAb increased, which results in unchanged fair value of the non-current asset.

Non-current financial assets – Level 1

As part of the license agreement for the development and commercialization for efgartigimod in Greater China, the Company obtained, amongst others, 568,182 newly issued Zai Lab shares calculated at a price of $132 per share. The fair value of the equity instrument at period-end is determined by reference to the closing price of such securities at each reporting date (classified as level 1 in the fair value hierarchy), resulting in a change in fair value. The Company made the irrevocable election to recognize subsequent changes in fair value through OCI.

16. Related party transaction

The Company has a joint venture agreement with the University of Colorado Anschutz Medical Campus and UCHealth as a separate legal entity, OncoVerity, Inc. The Company contributed $13 million in 2023 towards the joint venture to fund its operations. The share of net loss resulting from investment in joint ventures is presented in the unaudited condensed consolidated statements of profit or loss and other comprehensive income (loss) in line “Loss from investment in joint ventures”.

During the six months ended June 30, 2024 a total of 98,306 stock options and 36,365 restricted stock units were granted to senior management members as a group. During the six months ended June 30, 2024 a total of 10,118 restricted stock units were granted to non-executive board members.

17. Contractual obligations and commitments

At balance sheet date, there were no commitments signed for the acquisition of property, plant and equipment.

In February 2019, and as amended in September 2020, the Company entered into a global collaboration and license agreement with Halozyme Therapeutics, Inc. Under the terms of the agreement as of June 30, 2024, the Company will pay up to $110 million to achievement of specific regulatory and sales-based milestones related to VYVGART SC. This amount represents the maximum amount that would be paid if all milestones would be achieved but excludes variable royalty payments based on unit sales. Further, the Company will pay $12.5 million per target for future target nominations and potential future payments of up to $160 million per selected target subject to achievement of specified development, regulatory and sales-based milestones and up to $40 million subject to the achievement of additional, specified sales-based milestones. This amount represents the maximum amount that would be paid if all milestones would be achieved but excludes variable royalty payments based on unit sales.

The Company’s manufacturing commitments with Lonza, its drug substance manufacturing contractor, relate to the ongoing execution of the biologic license application (BLA) services for efgartigimod and its manufacturing activities related to the commercialization or potential future commercialization. In December 2018, the Company signed its first commercial supply agreement with Lonza related to the reservation of commercial drug substance supply capacity for efgartigimod. In the aggregate, as of June 30, 2024, the Company has outstanding commitments for efgartigimod under the first commercial supply agreement of $330 million.

As of June 30, 2024, the Company had a line of credit totalling to $11 million (€ 10 million) with the banks.

18. Events after the balance sheet date

No events have occurred after the balance sheet date that could have a material impact on the unaudited condensed consolidated financial statements.